Organigram Issues Stock Options to Director

December 29, 2017 Moncton, NB - Organigram Holdings Inc. - (TSXV:OGI)(OTCQB:OGRMF) (“Organigram” or the “Company”) announces that it has issued an aggregate of 40,000 incentive stock options to Derrick West a director of the Company, at an exercise price of $3.70 per share.

All of the above-mentioned options have been granted pursuant to the Company’s Stock Option Plan which has been previously approved by the Company’s shareholders and the TSX Venture Exchange. In accordance with the Plan, all such options shall expire 10 years after issuance.

For more information, visit www.organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers

Chief Executive Officer	Investor Relations Analyst
gengel@organigram.ca	drogers@organigram.ca
(416) 435-8091	(506) 232-0121